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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Vascular Solutions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92231M109
(CUSIP Number)
David A. Knight, c/o SF Holding Corp., 111 Center Street, Little Rock, AR 72201, (501) 377-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 19, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) SF Holding Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Arkansas

	7	Sole Voting Power

NUMBER OF		-0-

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	9	Sole Dispositive Power
REPORTING
PERSON		-0-

WITH	10	Shared Dispositive Power

-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person

-0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0.0

14	Type of Reporting Person (See Instructions)

HC, CO

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Vascular Preferred, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Arkansas

	7	Sole Voting Power

NUMBER OF		-0-

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	9	Sole Dispositive Power
REPORTING
PERSON		-0-

WITH	10	Shared Dispositive Power

-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person

-0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0.0

14	Type of Reporting Person (See Instructions)

OO

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Vascular Options, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Arkansas

	7	Sole Voting Power

NUMBER OF		-0-

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	9	Sole Dispositive Power
REPORTING
PERSON		-0-

WITH	10	Shared Dispositive Power

-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person

-0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

0.0

14	Type of Reporting Person (See Instructions)

OO

Introduction
This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Vascular Solutions, Inc. (“Vascular Solutions”). It is being filed to report that the reporting persons have ceased to beneficially own more than five percent of the outstanding Common Stock. This Amendment No. 4 amends and supplements (i) the Schedule 13D initially filed by the reporting persons on July 28, 2000, (ii) Amendment No. 1 to the Statement filed by the reporting persons on November 21, 2002, (iii) Amendment No. 2 to the Statement filed by the reporting persons on October 16, 2003, and (iv) Amendment No. 3 to the Statement filed by the reporting persons on September 3, 2010 (collectively, the “Prior Filings,” and collectively with this Amendment No. 4, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Prior Filings.
Item 4. Purpose of Transaction
Item 4 of the Prior Filings is supplemented by adding the following:
On November 19, 2010, Stephens Vascular Preferred, LLC and Stephens Vascular Options, LLC distributed the shares of Common Stock owned by them to their respective LLC members on a pro rata basis for no consideration. SF Holding Corp., which was a member of each LLC, distributed to its shareholders on a pro rata basis for no consideration the Common Stock it received in the distributions from Stephens Vascular Preferred, LLC and Stephens Vascular Options, LLC. After such distributions, none of the reporting persons owned in excess of five percent of the outstanding Common Stock.
The reporting persons do not have any plans or proposals which relate to or would result in any actions or events specified in subsections (a) through (j) of Item 4.
Item 5. Interest in Securities of the Issuer
Item 5 of the Prior Filings is hereby deleted in its entirety and replaced with the following:
(a) and (b) None of the reporting persons own any shares of Vascular Solutions Common Stock.
(c) On December 17, 2010, SF Holding Corp. sold 22 shares of the Common Stock in an open market transaction at a price of $11.81 per share. Except as described herein, none of the reporting persons have effected any transactions in the Common Stock during the last 60 days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock.
(e) Each of SF Holding Corp., Stephens Vascular Preferred, LLC, and Stephens Vascular Options, LLC ceased to be the beneficial owner of more than 5% of the Common Stock on November 19, 2010.
Item 7. Material to be Filed as Exhibits.
Exhibit 1 — Agreement to File Joint Schedule 13D

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 28, 2010

SF Holding Corp. Stephens Vascular Preferred, LLC Stephens Vascular Options, LLC
By:	/s/ Todd Ferguson
Todd Ferguson, as attorney in fact for SF Holding Corp., Stephens Vascular Preferred, LLC and Stephens Vascular Options, LLC